Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600 Main Fax +1 312 701 7711
March 10, 2011	www.mayerbrown.com

Philip J. Niehoff
Direct Tel +1 312 701 7843 Direct Fax +1 312 706 8180
Mr. John Nolan	pniehoff@mayerbrown.com
Division of Corporation Finance
U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Home Loan Servicing Solutions, Ltd.

Amendment No. 1 to

Registration Statement on Form S-1

File No. 333-172411

Dear Mr. Nolan:

As you know, representatives of Home Loan Servicing Solutions, Ltd. (“HLSS”) and of this firm have had conversations with members of the staff of the Division of Corporation Finance Office of Chief Accountant regarding the tabular presentation of certain financial data in the above-referenced registration statement. I refer you to my letter of March 4, 2011 outlining proposed disclosure of that tabular data and a letter from Stephanie L. Hunsaker, Associate Chief Accountant, dated March 8, 2011 stating that the staff does not object to the inclusion of that data in the above-referenced registration statement.

At your request, Appendix A to this letter describes the location in Amendment No. 1 where the tabular disclosure proposed in my March 4, 2011 letter can be found. In addition, HLSS has included at the end of the second paragraph on page 39 and on page 109 of Amendment No. 1 a sentence to the effect that it will file with the SEC an audited Statement of Assets Acquired and Liabilities Assumed within 71 days of the announcement of the completion of the Initial Acquisition (as defined in Amendment No. 1).

If you have any questions regarding this request or if you need additional information, please contact the undersigned at (312) 701-7843.

Sincerely,

/s/ Philip J. Niehoff

Philip J. Niehoff

cc:	John Van Vlack

Michael McElroy

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

APPENDIX A

Table	Location in Amendment No. 1 to Form S-1
Loans and fair value by loan strata as of December 31, 2010	Page 49

Loans by state including number of loans and unpaid principal balance as of December 31, 2010	Page 50

Loans by delinquency status as of December 31, 2010	Page 51

Loans by age (origination year) as of December 31, 2010	Page 52

Loans by mortgage type as of December 31, 2010	Page 52

Average borrower FICO score by mortgage type as of December 31, 2010	Page 53

Average loan-to-value ratio by mortgage type as of December 31, 2010	Page 54

Advance borrowing rate as of December 31, 2010	Page 49

Servicing advances by advance type as of December 31, 2010	Page 46

Match funded liabilities as of December 31, 2010	Page 47

Mortgage servicing rights – unpaid principal balance and fair value by quarter	Page 44

Servicing advances and advance ratio by quarter	Page 46

Match funded liabilities by quarter	Page 48

Aggregate annualized CPR by quarter	Page 54

A-1